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INVEST IN **JOULE CASE**

Advanced Clean Energy Platform That's Revolutionizing an Antiquated $120B Market

PITCH VIDEO INVESTOR PANEL



joulecase.com Seattle WA

Technology B2B B2C Energy Events & Festivals

LEAD INVESTOR

Jeff Selikoff

I spend much of my time investing in technology, aviation, media/entertainment, education and energy. The common threads that I look for in all of these sectors are a combination of ripe market with consumer interest, distribution / ability to deliver the product, scalability, and expertise / grit of the senior team. In my opinion, Joule Case checks every box. Portable, clean energy has never been more desirable. Reliable Joule Case products provide solutions for power outage backup, food trucks, outdoor enthusiasts and even concerts and music festivals using renewable lithium-ion batteries and harnessing solar polar. The brilliant, yet approachable management team has years of knowledge and experience working in modular battery systems. With an impressive IP portfolio, several sizable signed agreements with large reputable customers, Joule Case has the traction and potential for substantial growth in the future. I am excited to have invested in this team and company and look forward to a bright future with Joule Case!

Invested $1,000 this round & $1,204,000 previously

Highlights

1. Patented, portable award-winning tech has already raised over $3M from angel investors
2. Team includes 7 successful exits & 20 patents
3. Massive $120B energy storage market is growing at 25% CAGR
4. Over $1.8M in sales since founding and 200% YoY growth rate
5. $100M LOI signed with Insomniac Events, organizer of EDC & many of the world's largest Festivals
6. LIVE Nation, PG&E, CORT, & PGA are among names in the pipeline
7. Crowned Early-Stage Innovation of the Year & winner of Camp BizSmart
8. Featured in Forbes, GeekWire, & on the Discovery Channel

Our Team



James Wagoner CEO + Founder

Licensed professional engineer with technical executive experience. Battery nerd on 2nd battery startup with Co-Founder Alex Livingston. First battery startup secured a $1.2B infrastructure contract in Spain.

Access to clean, portable, reliable power is a life saving and world changing solution. We urgently need to make

power simpler and cleaner.



Alex LIVINGSTON President

Entrepreneur at heart and in spirit—Alex once built his own electric car. Has been responsible for both software and hardware top-to-bottom product development for over a decade. Battery nerd on 2nd battery startup with Co-Founder James Wagoner



Pete Anewalt COO

Business-oriented technologist who's been through 5 Successful exits. Experience in scaling teams to handle the growth from $1M to $200M.



David DeMuro VP of Engineering

Electrical engineer and MBA with more than 30 years of experience in consumer product development at Fortune 50 companies, including Apple and Motorola. Holder of 17 U.S. patents, principally in the area of LiIon batteries and power management.



Chris Olsen CFO

Grew Bodybuilding.com to $500M at the helm as CFO. Navigated 2 Successful Exits during that time.



Justin LeVrier VP of Sales

Literally wrote the book on sales for a $50M ARR B2B sales & management training program Also developed Mercedes-Benz Retail Sales Program.



Jesse Baker VP of Marketing and Strategic Initatives

Brand and business strategist and head of marketing. Investor in Joule Case.

Why Joule Case?



The electricity our world depends upon is no longer reliable.

Utilities are failing to provide reliable power and have shown time and time again that businesses and people cannot depend upon them. Our lives rely on power. We rely on it so much we take it for granted until it fails.

The United States electrical grid is the most complex system ever designed yet it is outdated and failing.

- 2020 had 10X the number of significant power outages than 2000.

- 70% of all electrical transmission lines are past their 50-year expected life.

- Now electrical utilities are being disrupted with decentralized renewable solar panel generation and the high demand EV fast charging that they do not have the capacity for.

Electrical utilities are trying to solve this problem with massive amounts of dollars.

They are on track to spend $140 billion this year in infrastructure and clean energy upgrades and again plan to spend another $140 billion in 2023. Even with this increase in spending, the US will still face a $200 billion funding gap for what is needed to maintain the grid and meet renewable targets in 2029.



PATENTED, PORTABLE, SCALABLE—
THIS IS THE FUTURE OF PORTABLE ENERGY

◗ joule

Joule Case provides innovation in a largely stagnant battery market, replacing noxious generators and miles of expensive and cumbersome electrical transmission lines with clean, safe, cost-efficient renewable power to create a decentralized electrical grid in the future. The solution to the failing electric grid and portable power is the same. One product platform that is simple and easy to use. Joule Case has developed the patented battery system that can use any type of battery chemistry and output serious amounts of power to match the grid.

Joule Case patented battery platform means that all of your energy needs can be solved with one simple-to-use system. You don't need to be an engineer to set up a Joule Case system. It simply builds to your use and can output whatever power you need. That means even high voltages and multiphase power that are needed for large applications.



MARKET OPPORTUNITIES—
VAST UNFULFILLED POWER NEEDS

◗ joule

The Joule Case flexible and portable platform is a perfect solution for most power needs regardless of the business or market. Our current customers include wineries, aquariums, festivals, events, large video display manufacturers, home builders, EV charging companies, and even utilities. Joule Case has successfully proven reliable, effective power from personal to enterprise-scale applications. **Simply put, Joule Case systems are a better option than generators or the electrical grid.**



Mobile Businesses - $2 billion

Mobile business include mobile car detailers, groomers, deep cleaners, disaster recovery, electricians, plumbers, and landscape trucks. They are always in their vehicles driving to the next customer and need clean reliable power when they get there. Many currently have generators on their vans that are ripe to be replaced.

- Power is critical to keep business operating
- Power needs to be easy and accessible.
- Power needs to be reliable and convenient to allow them to focus on their

customer



Food Trucks - $4 billion

There are 35,000 food trucks in the United States alone. Each one has food being prepped with the smell, pollution, and noise of a generator in the experience for both employees and customers. Generators are the biggest frustration point frequently expressed by food truck owners and now there are dozens of food trucks that have replaced this generator with a quiet and clean Joule Case system.

- Rising fuel costs cut into margin
- Generators fail and require maintenance
- Noise and pollution detract from experience



Tiny Home Builders - $10 billion

Tiny homes are built for light infrastructure and minimal environmental impact. Their low power requirements and low capital costs make electrical infrastructure expensive and an eye sore. Joule Case is ideally designed to be the microgrid solution for any tiny home of any type.

- Traditional electrical grid is unavailable and expensive to access
- Alternative gas generators are loud and maintenance intense
- Tiny home owners want clean energy



Pop Up Brand Activations - $11 billion

Brands such as Dyson, Red Bull, LifeWater, T-Mobile, and GM have dozens of teams of brand activators ready to attend the next state fair, NASCAR race, music festival, or just downtown at a major city. They all need power and clean power speaks to any brand.

- Need reliable power to take the brand on the road
- Diesel generators detract from the wow experience of their customers
- Need something quiet and green to associate with

EV Fleet Charging - $15 billion

The logistics and capital required to replace gas pumps with EV charging stations is significant. No utility is prepared for the electrical capacity especially when paired with solar where production does not match the timing of demand. Be on the lookout for exciting updates from the Joule Case team as we work with exciting strategic partners in this space.

- Not enough charging locations
- Fleet growth is limited by charging locations
- Fast charging disrupts the electrical grid and utilities are not prepared

Grid Backup - $20 billion

Every business and utility are looking for ways to ensure they have reliable power for their critical systems. The solution of decentralized flexible storage that Joule Case offers is a game changer.

- Electrical utilities can no longer be depended upon in TX and CA
- Electrical outages are 10X compared to 2000
- Electricity is essential to the human experience



THE FUTURE OF ENERGY IS HERE
- Joule Case provides innovation in a stagnant battery market
- Decentralized Energy Storage is a huge market growing at 25% CAGR
- Joule Case powers everything from remote campsites to music festivals to food trucks
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BATTERIES ARE THE KEY MISSING PIECE IN RENEWABLES—JOULE CASE DELIVERS
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Portable and backup power is noisy, toxic, expensive—and poses a serious public health safety issue. But even as we transition toward a greener grid, we still haven't unlocked the potential of renewable energy generation. And that's where batteries—and Joule Case lead the way.



THE DIRTY FOOTPRINT OF THE BROKEN GRID
- Traditional portable and backup power is noisy, unsustainable, dangerous, and expensive
- Alternative energy storage remains stagnant, and batteries represent a huge bottleneck
- 10X the number of major electrical outages
- Electrical grid not built for decentralized solar
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JOULE CASE IS GREEN ENERGY THAT'S SIMPLE, SILENT, CLEAN, AND PORTABLE

joule

Finally—a major shift in the battery scene. Prices have dropped 87% in a decade, and big initiatives plus an influx of capital is pushing the sector forward—fast. Now, Joule Case isn't here to reinvent the wheel, but this innovative startup has found an ingenious way to help batteries play nicely together in a stackable format.





POWER
ANYTHING
Joule Case offers endless scalability
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AWARD-WINNING, PATENTED,
MODULAR TECHNOLOGY
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The future of portable energy is here and it's simple, silent, safe, and clean. Joule Case's grid-scale batteries are intuitive, user-friendly, and scalable: if you need more power, all you need to do is stack. Whether it's one unit or over 90 units, we've got it covered. Joule Case has the technology and expertise to provide power that fits your specific needs wherever and whenever you need it. No generators, no noise, no smell, no CO_2. Just efficient, reliable energy.

What you are looking at is the product platform that scales for all power applications from small devices to large enterprises. We are past our development stage and currently producing and shipping these to businesses worldwide.



AWARD-WINNING PLATFORM | PATENT PROTECTED
PATENTS ON APPLICATION-FOCUSED TECHNOLOGIES:
- Simple Home Grid Connection Cord
- Grid-scale Portable Battery Systems
- Stackability to fit specific energy/power needs
BATTERY AGNOSTIC
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Their first mission? Making music festivals greener.



BECAUSE POWERING A MUSIC FESTIVAL IS NOISY, DANGEROUS, AND EXPENSIVE

Power is one of the largest production costs for a music festival, and it can account for over 70% of its core carbon footprint. Recent lawsuits against Coachella and other concerts have revealed dangerously high levels of toxins in the air—from diesel generators—at these events. And with fuel costs rapidly rising and the energy market forecast as increasingly volatile, something's gotta give.



POWERING A MUSIC FESTIVAL

- Noisy
- Complicated
- Dangerous
- Toxic
- Expensive
- Inefficient
- Unsustainable

JOULE CASE IS THE GREEN POWER CHOICE OF THE FESTIVAL CIRCUIT



Joule Case - Powering Treefort Music Fest

Powering Treefort Music Fest

The music festival sector has a unique opportunity to contribute to CO2 reduction, showcase new innovation, and engage audiences. Joule Case is partnering up with LIVE Nation, Insomniac Events, and festivals like EDC and Burning Man to transition from loud, harmful generators to renewable, stackable energy.

> *"The potential for Joule Case in music festivals is massive."*
>
> *- Rutger Jansen, Senior VP Production and Operations @ Insomniac*



$100M LETTER OF INTENT SIGNED WITH INSOMNIAC EVENTS

With events coming back bigger than ever, we believe Joule Case is poised for incredible growth. Starting with Insomniac Events, organizer of Electric Daisy Carnival, Joule Case is on a mission to replace all the dirty diesel generators at concerts and outdoor events with clean, safe, renewable power.



EVENT POWER IS A MASSIVE MARKET GROWING AT 25% CAGR

The $30B lithium ion battery market is predicted to spike four-fold over the coming decade. Event power itself is a fast-growing market at 25% CAGR that sits directly in sight for Joule Case technology.





CURRENT PORTABLE ENERGY OPTIONS— A PUBLIC HEALTH ISSUE

Toxins from diesel generators are known to contribute to cancer and premature death, and combined with other compounds in sunlight they form ozone, a potent trigger for asthma attacks and other health issues. What started as a

purely environmental issue has quickly escalated into a public health and safety issue, and the verdict is in: generators need to go.

As NPR outlines in this article, the rising occurrence of natural disasters is often followed by a spike in deaths from carbon monoxide poisoning. After the legendary cold snap brought the State of Texas and it's power grid to its knees in February 2021, at least 11 deaths were confirmed and more than 1,400 people sought care at emergency rooms and urgent care clinics for carbon monoxide poisoning during the weeklong outage.

Additionally, with California signing into law Assembly Bill 1346, which will effectively ban small gas-powered generators, the widespread transition to clean battery alternatives has begun.


AS SEEN ON BBC AND
THE DISCOVERY CHANNEL...
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Featured on both the BBC and the Discovery Channel, the rare and refreshing innovation of Joule Case hasn't gone unnoticed...


MULTI AWARD–WINNING TECH WANTED
BY A $3T GLOBAL CORPORATION...
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Crowned Early-Stage Innovation of the Year, winner of Camp BizSmart, recognized by Future in Review (FIRE) conference, and with featured articles in Forbes, GeekWire, and more, Joule Case is generating buzz and excitement across industries and platforms.

In the pipeline, a well-known, global, $3 trillion corporation is hoping to leverage Joule Case technology into its sales and distribution channels...


FROM MASSIVE FESTIVALS TO FOOD TRUCKS–
EVERYONE'S RAVING
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Users love how Joule Case batteries do everything a noisy, toxic generator can do, and do it refreshingly quietly, and sustainably.


"Joule Case is proving that you do not need dirty, smelly gas generators anymore."
- Rutger Jansen, Insomiac
"Joule Case was able to deliver a product that supplies everything I need without a dirty generator."
- Pete Sullivan, New Belgium Brewing
"Joule Case works perfect for us. It travles with us. It is quiet and green and able to keep everything running exactly how we want it."
- Rutger Jansen, Insomiac

7 EXITS AND 20 PATENTS TURNED DOWN TECHSTARS

Between decades of experience in battery technology, extremely successful exits, and multiple patents, Joule Case brings a highly curated team of experts and doers that are ready to scale.



EXECUTIVE TEAM
James Wagoner
CEO - Founder
13+ Years in Modular Power/Batteries
2nd Battery Startup
FLUKE
[R2EV]
Alex Livingston
President - Founder
13+ Years in Modular Power/Batteries
2nd Battery Startup
SHARP
[R2EV]
Pete Anewalt
COO
IBM
The Smooth Operator
5 successful exits
Grew Unica to $125M ARR before selling to IBM
Developed the Strategic Accounts of Kenan Systems before selling to Lucent for $1.5B
Dave DeMuro
CTO
The Industry Legend
17 patents in consumer battery technologies
Recognized expert in BMU (Battery Management Unit) technology
Justin LeVrier
VP Sales
GC
The Accelerator
$50M ARR B2B sales & management training product
Developed Mercedes Sales Program
Chris Olsen
CFO
KPMG
The Money Maestro
Grew Bodybuilding.com to $500M
2 successful exits
Jesse Baker
VP Marketing
The Brand Builder
Brand and Business Strategist
Breadth of experience from startup to Fortune 100
joule

TESLA, HONDA, AND YAMAHA CAN'T COMPETE WITH JOULE CASE

When it comes to affordability, simplicity, energy capacity, and portability, we believe Joule Case is truly in a league of its own.



COMPETITORS

	joule	GOALZERO / BLUETTI	HONDA / YAMAHA	TESLA / sonnen
	Joule Case	Portable Battery Stations	Fossil-Fuel Generators	Power Walls
Price	$$$	$$$$	$$$	$$$$
Simple	✓	✓	⊘	⊘
Portable	✓	✓	✓	⊘
Solar-Capable	✓	✓	⊘	✓
Stackable	✓	⊘	⊘	⊘
Circuit Backup	✓	⊘	✓	✓
Energy Capacity	∞	⚡	⚡⚡⚡	⚡⚡

JOULE CASE IS POISED TO BECOME A HOUSEHOLD NAME

Joule Case has already raised over $2M from angel investors. Big names like LIVE Nation,, PG&E, Insomniac, CORT, and PGA are waiting eagerly in the pipeline, and an ambitious vision for the future includes batteries that power everything from Burning Man to your neighborhood food truck, as well as

everything from Burning Man to your neighborhood food truck, as well as
everyday items like refrigerators, air conditioning, lights, and laptops.





Forward looking projections cannot be guaranteed.



There's never been a better time to get onboard with a renewable energy startup.
Battery prices are dropping fast, events are coming back, and Joule Case has
massive markets directly in sight. Will you take charge and become an early
investor as the event power market takes off?



Investor Incentive

Lifetime Discount on all Joule Case Products

Our current campaign is an overwhelming success and we want to say thank you
by offering a lifetime discount for all past, present, and future Wefunder
investors.

investors.

Here are the details:

- Invest $2,500 and receive 5% off all Joule Case products*

- Invest $10,000 and receive 10% off all Joule Case products*

* Why the asterisk? That just means that to redeem this discount, the purchase needs to be made directly on joulecase.com. That's all.

Have any questions?

Get in touch via the Investor Hotline.

 **(206) 317-4510**

Downloads

JouleCase-PitchDeck-Commentary-May2022.pdf